Pono Capital Corp

643 Ilalo Street

Honolulu, Hawaii 96813

VIA EDGAR

July 5, 2021

Mr. Todd Schiffman

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Beverages, Apparel and Mining

100 F Street, N.E.

Washington, D.C. 20549

Re:	Pono Capital Corp
Registration Statement on Form S-1
Submitted April 21, 2021
CIK No. 0001855631

Dear Mr. Schiffman:

By letter dated June 29, 2021, the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) provided Pono Capital Corp (the “Company”) with comments to the Company’s Registration Statement on Form S-1 filed on June 16, 2021. This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s June 29, 2021, comment letter.

Concurrently with the delivery of this letter, the Company is filing via EDGAR its Form S-1/A setting forth reflecting changes made in response to the Staff’s comments. In addition to the changes made in response to the Staff’s comments, the Registration Statement reflects some additional changes to select passages of the Registration Statement.

Form S-1 filed June 16, 2021

Exclusive forum for certain lawsuits, page 130

1. Exhibit 3.2, Section 12.1 states, “the U.S. federal district courts shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act of 1933, as amended, against the Corporation or any director, officer, other employee or agent of the Corporation.” Please revise this section to be consistent with the Exhibit.

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COMPANY RESPONSE:

We amended the language on page 130 of the registration statement to conform to Exhibit 3.2.

Exhibit 4.4 (Warrant Agreement), page II-5

2. Please revise Section 9.3 of the Warrant Agreement, consistent with your prospectus disclosure, to specify whether actions under the Securities Act and the Exchange Act are covered by the exclusive forum provision. In the alternative, please tell us how you will make future investors aware of the applicability of the provision to actions under the Securities Act and the Exchange Act.

COMPANY RESPONSE:

In response to SEC’s comment, we specified in the Warrant Agreement that actions under the Securities Act and the Exchange Act are not covered by the exclusive forum provision.

Exhibit 5.1 (Opinion of Rimon, PC), page II-5

3. Please tell us why the opinion is also signed by Baker & McKenzie LLP.

COMPANY RESPONSE:

We believe this was an error caused by our printer that we did not catch. We have deleted that reference.

Thank you very much for your time and attention to the foregoing. Please direct questions regarding this response letter to the undersigned at 808-387-9000.

Very truly yours,

PONO CAPITAL CORP

/s/ Dustin Shindo
Dustin Shindo
Chief Executive Officer

cc:	Lory Empie (SEC)
Michael Henderson (SEC)
Sandra Hunter Berkheimer (SEC)
Debbie A. Klis, Esq. – Rimon P.C.

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